UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Scholar Rock Holding Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80706P 10 3

(CUSIP Number)

Miran Ahmad

Chief Financial Officer

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80706P 10 3
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 5,663,632 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 5,663,632 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,663,632 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP" and together with Samsara LP, the “Samsara Entities”), the sole general partner of Samsara LP, and Srinivas Akkaraju (“Mr. Akkaraju” and together with the Samsara Entities, the “Reporting Persons”), managing member of Samsara GP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,598,828 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of warrants held by Samsara LP. Samsara GP is the general partner of Samsara LP and Mr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Mr. Akkaraju share power to direct the voting and disposition of the shares held by Samsara LP and may be deemed to beneficially own the securities held by Samsara LP.

(3)	The beneficial ownership percentage is based on 51,663,391 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022, as adjusted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”).

CUSIP No. 80706P 10 3
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 5,663,632 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 5,663,632 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,663,632 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,598,828 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of warrants held by Samsara LP. Samsara GP is the general partner of Samsara LP and Mr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Mr. Akkaraju share power to direct the voting and disposition of the shares held by Samsara LP and may be deemed to beneficially own the securities held by Samsara LP.

(3)	The beneficial ownership percentage is based on 51,663,391 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022, as adjusted in accordance with Rule 13d-3 under the Act.

CUSIP No. 80706P 10 3
1.	Names of Reporting Persons Srinivas Akkaraju, MD, PhD
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 12,444 (2)
		8.	Shared Voting Power 5,663,632 shares (3)
		9.	Sole Dispositive Power 12,444 (2)
		10.	Shared Dispositive Power 5,663,632 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,676,076 shares (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 12,444 shares of Common Stock issuable upon the exercise of stock options held by Mr. Akkaraju that are vested and exercisable within 60 days of the date hereof.

(3)	Consists of (i) 4,598,828 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of a warrant held by Samsara LP. Samsara GP is the general partner of Samsara LP and Mr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Mr. Akkaraju share power to direct the voting and disposition of the shares held by Samsara LP and may be deemed to beneficially own the shares held by Samsara LP.

(4)	The beneficial ownership percentage is based on 51,663,391 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022, as adjusted in accordance with Rule 13d-3 under the Act.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (“Common Stock”) of Scholar Rock Holding Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 301 Binney Street, 3rd Floor, Cambridge, Massachusetts 02142.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP” and together with Samsara LP, the “Samsara Entities”) and Srinivas “Srini” Akkaraju, MD, PhD (“Mr. Akkaraju” and, collectively with the Samsara Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is c/o Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, CA 94301.

(c)	The principal business of the Reporting Persons is venture capital investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Samsara Entities was organized in the state of Delaware and Mr. Akkaraju is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On June 17, 2022, Samsara LP, along with other purchasers, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer in connection with a registered offering undertaken by the Issuer (the “Registered Direct Offering”). Pursuant to the Purchase Agreement, Samsara LP purchased 4,259,217 shares of Common Stock (the “RD Shares”) and received accompanying warrants (the “RD Warrants” and collectively with the RD Shares, the “RD Securities”) to purchase up to 1,064,804 shares of Common Stock. The offering price per RD Share and associated Warrant was $4.90 per share. Samsara LP’s aggregate purchase price of the RD Securities was $20.9 million. The source of the funds for the purchase by Samsara LP described above was from capital contributions made by its general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

On July 26, 2022, Mr. Akkaraju joined the board of directors of the Issuer. As a director of the Issuer, he may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 14, 2023:

Reporting Persons	Securities Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power(1)	Beneficial Ownership (1)	Percentage of Class (2)
Samsara LP	5,663,632		5,663,632		5,663,632	5,663,632	10.7%

Samsara GP			5,663,632		5,663,632	5,663,632	10.7%

Mr. Akkaraju	12,444	12,444	5,663,632	12,444	5,663,632	5,676,076	10.8%

(1)	Consists of (i) 4,598,828 shares of the Issuer’s Common Stock held by Samsara LP and (ii) 1,064,804 shares of Common Stock issuable upon exercise of Warrants held by Samsara LP. Samsara GP is the general partner of Samsara LP and Mr. Akkaraju is the managing member of Samsara GP. Samsara LP, Samsara GP and Mr. Akkaraju share power to direct the voting and disposition of the securities held by Samsara LP and may be deemed to beneficially own the shares held by Samsara LP. For Mr. Akkaraju, also includes 12,444 shares of Common Stock issuable upon the exercise of stock options held by Mr. Akkaraju that are vested and exercisable within 60 days of the date hereof.

(2)	The beneficial ownership percentage is based on 51,663,391 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022, as adjusted in accordance with Rule 13d-3 under the Act.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Warrants

As described in Item 3, Samsara LP received 1,064,804 Warrants in the RD Offering. Each Warrant has an exercise price per share of $7.35, is immediately exercisable and will expire on December 31, 2025. Samsara LP may not exercise the Warrants if it, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise. Samsara LP may decrease this percentage by providing at least 61 days’ prior notice to the Issuer.

The description of the Warrants set forth above is not complete and is qualified in its entirety by reference to the full text of the form of Warrant, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Director Compensation

As a non-employee director of the Issuer, Mr. Akkaraju is eligible to receive equity compensation for his service as a director. On September 16, 2022, Mr. Akkaraju received a stock option to purchase up to 56,000 shares of Common Stock at an exercise price of $8.91 per share. This option vests monthly over the three years following the date Mr. Akkaraju joined the board of directors, subject to Mr. Akkaraju’s continuous service on the board of directors through the applicable vesting dates.

Other than as described in Items 3, 4, 5 and this Item 6, and the agreements and instruments filed as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement.

B.	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K (File No. 001-38501), filed on June 21, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

SAMSARA BIOCAPITAL, L.P. By: Samsara BioCapital GP, LLC Its: General Partner

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SAMSARA BIOCAPITAL GP, LLC

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju
Managing Member

SRINIVAS AKKARAJU

/s/ Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Scholar Rock Holding Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: February 14, 2023

SAMSARA BIOCAPITAL, L.P. By: Samsara BioCapital GP, LLC Its: General Partner

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SAMSARA BIOCAPITAL GP, LLC

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju
Managing Member

SRINIVAS AKKARAJU

/s/ Srinivas Akkaraju